May 18, 2011

Via Facsimile and EDGAR

Howard Efron

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-3628

Re:	MF Global Holdings Ltd.

Form 10-K for the Fiscal Year Ended March 31, 2010

File No. 1-33590

Dear Mr. Efron:

We write in response to the comment letter, dated May 10, 2011 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to J. Randy Macdonald, Chief Financial Officer of MF Global Holdings Ltd. (“we” or the “Company”) concerning the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010 (the “Form 10-K”).

We have set forth below the text of each of the Staff’s comments as set forth in the Comment letter, followed by the Company’s response.

Form 10-K for the fiscal year ended March 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Howard Efron U.S. Securities and Exchange Commission May 18, 2011	-2-

Comment 1

We note your response to our prior comment four. In future periodic filings, we believe the information provided in Annex A and Annex B, as well as an explanation of any significant variations between the average level of these transactions and the amounts outstanding at each quarter end would be useful to investors and should be included. Please confirm for us that such information will be provided in future filings.

Response 1

We confirm that in future Quarterly Reports on Form 10-Q and in our upcoming Annual Report on Form 10-K, we will furnish the information provided in Annex A and Annex B of our letter dated March 30, 2011, as well as an explanation of any significant variations between the average level of these transactions and the amounts outstanding at each quarter end.

*        *        *         *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the reports and other filings it makes with the Commission and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the reports and other filings. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate and thank you for the Staff’s patience and cooperation in this matter. We are hopeful that we have adequately addressed each of the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 212-589-6473 or Randy MacDonald at 212-589-6496.

Very truly yours,

/s/ Henri. J. Steenkamp

Henri J. Steenkamp

Chief Financial Officer

cc:	David B. Harms, Sullivan & Cromwell LLP